Exhibit D-2

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2023 on Form 18-K filed with the SEC on September 19, 2024, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2023, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2023.

GENERAL

In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. The Republic’s GDP increased by 2.1% in the third quarter of 2024 compared with the same quarter of 2023. See “— Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

On January 24, 2025, Moody’s maintained Türkiye’s credit rating as “B1” and its outlook as “positive”.

On January 31, 2025, Fitch affirmed Türkiye’s credit rating as “BB-” and its outlook as “stable”.

Governmental Steps With Respect to Income Distribution

Türkiye has made significant progress in reducing poverty and improving income distribution, including improvements in the following metrics up until 2023:

•

The P80/P20 ratio (an income inequality ratio defined as the ratio of total income received by the 20% of the population with the highest income (top quintile) to that received by the 20% of the population with the lowest income (lowest quintile)) decreased from 9.6 in 2006 to 7.7 in 2023.

•	The poverty rate, calculated based on 50% of the median income, was 18.6% in 2006, and decreased to 13.6% in 2023.

•

Türkiye has improved its position in the Human Development Index, a metric compiled by the United Nations Development Program used to quantify a country’s average achievement in human development, moving from 86th among 174 countries in 2000 to 45th among 193 countries in 2022 and was placed in the “Very High Human Development” category.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of January 30, 2025:

Number of Seats
Justice and Development Party (AKP)	269
Republican People’s Party (CHP)	131
Peoples’ Equality and Democracy Party (DEM Party)	57
Nationalist Action Party (MHP)	47
İYİ Party	28
New Path Party (YYP)	25
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4

Number of Seats
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democracy and Progress Party (DEVA)	2
Future Party (GP)	2
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	14
Total	593

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

European Commission’s 2024 Report

On October 30, 2024, the European Commission published the 2024 EC Report. The 2024 EC Report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary, criticisms that Turkish officials reject. The 2024 EC Report stated that Türkiye remains a key partner for the European Union and a candidate country. The 2024 EC Report confirms that Türkiye has made significant progress in aligning and harmonizing with the EU acquis standards in the areas of quality infrastructure consisting of standards, technical regulations, conformity assessment, accreditation, metrology and market surveillance and sectoral legislation in respect of medical devices, in vitro medical devices and reclassification of certain active products without an intended medical purpose. The 2024 EC Report also indicates that Türkiye has made some progress in aligning and harmonizing with the EU acquis standards in various other areas. With respect to the foreign policy, the 2024 EC Report indicated that Türkiye’s foreign policy has continued its ‘360-degree’ strategic outlook, without major shifting but with an updated vision. The 2024 EC Report states that Türkiye has embarked on a comprehensive vision in the diplomatic, economic, security and defense spheres, diversifying partnerships and asserting its strategic autonomy. The 2024 EC Report states that tensions in the Aegean and Eastern Mediterranean were markedly reduced, that Türkiye improved its relations with Greece and that its trade volume with the EU increased such that Türkiye became the EU’s fifth largest trading partner in 2023. On the economic side, it is worth noting that the 2024 EC Report makes reference to the progress made in macroeconomic policies and emphasizes the well advanced stage of Türkiye’s establishment of a functioning market economy as well as a good level of preparation in its capacity to cope with competitive pressures and market forces within the EU.

On December 19, 2024, the European Investment Bank (EIB) spokesperson stated that the EIB has started preparing to relaunch operations in Türkiye. The spokesperson said that the EIB’s activities in Türkiye will focus on areas of mutual interest for Türkiye and the EU, especially in the support for climate action, green transformation, post-earthquake recovery, and migration-related issues.

On December 17, 2024, Turkish President Recep Tayyip Erdogan said the EU membership remains a strategic goal for Türkiye, adding that Türkiye’s EU membership clearly will bring significant benefits not only to the country itself but also to the EU.

On January 24, 2025, EU foreign policy chief Kaja Kallas stated that as a candidate country and a major NATO ally, Türkiye plays a central role in European security during a joint press conference with Turkish Foreign Minister Hakan Fidan. Kallas commended Türkiye’s efforts in hosting Syrian refugees and emphasized the importance of ensuring conditions for their safe and dignified return.

World Bank

On October 23, 2024, during the IMF-World Bank Annual Meeting, the Ministry of Treasury and Finance and the World Bank signed a financing agreement for 4 different projects. The financing agreement provides Türkiye with approximately U.S.$1.9 billion of financing from the World Bank, and includes U.S.$600 million approved by the World Bank for the Türkiye Small Industrial Estates Reconstruction and Regional Economic Recovery Project. Thus, the amount of financing provided by the World Bank in 2024 has reached U.S.$3.9 billion.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.S¸ . on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the United States Supreme Court heard oral arguments on this matter. On April 19, 2023, the United States Supreme Court rejected certain arguments by Halkbank that the 1976 U.S. Foreign Sovereign Immunities Act shields the bank from prosecution but did not consider Halkbank’s common law defenses. The United States Supreme Court ordered the U.S. Court of Appeals for the Second Circuit to reconsider Halkbank’s effort to dismiss the case based on these defenses. On January 9, 2024, Halkbank announced the dismissal of the first civil lawsuit filed against the bank in the U.S. on March 27, 2020. The case was dismissed first by the U.S. District Court for the Southern District of New York and then the U.S. Court of Appeals for the Second Circuit “on grounds of forum non conveniens”. On October 22, 2024, the U.S. Court of Appeals for the Second Circuit ruled that Halkbank is not entitled to immunity and can be prosecuted on the criminal charges laid out in the indictment, and remanded the case to the U.S. District Court for the Southern District of New York for further proceedings.

On October 29, 2024, Turkish National Defense Minister Yasar Guler and U.S. Secretary of Defense Lloyd James Austin spoke over the phone. During the call, bilateral and regional defense and security issues were discussed.

On December 11, 2024, during a press briefing, Deputy Spokesperson Sabrina Singh said that the U.S. military continues to engage with Türkiye regarding the evolving situation in Syria following the fall of the Bashar al-Assad regime.

Russia and Ukraine

On October 9, 2024, Turkish Foreign Affairs Minister Hakan Fidan participated in the third meeting of the Ukraine-South-East Europe Summit which was founded following the outbreak of war between Russia and Ukraine.

On December 26, 2024, Russian Foreign Minister Sergey Lavrov said that Türkiye’s legitimate security interests related to threats emanating from Syria must be ensured.

Armenia

On September 24, 2024, Turkish President Recep Tayyip Erdogan and Armenian Prime Minister Nikol Pashinyan met during the sidelines of the UN General Assembly in New York, where they discussed Türkiye- Armenia normalization, and peace process between Armenia and Azerbaijan. Erdogan has expressed sincere support for the continuation of the dialogue process with Armenia.

Israel & Palestine

On September 18, 2024, Turkish Foreign Affairs Minister Hakan Fidan met with the other members of the Organization of Islamic Cooperation and Arab League Contact Group on Gaza in Amman, Jordan. During the meetings, efforts to stop the Israeli genocide in Gaza, ceasefire negotiations and the delivery of humanitarian aid to Gaza, as well as the increasing occupation of the West Bank, provocations against the historical status quo of Al-Aqsa Mosque and Jerusalem were discussed.

On December 19, 2024, speaking at the D-8 Organization for Economic Cooperation (D-8) summit in Cairo, Turkish President Recep Tayyip Erdogan called for imposing an arms embargo on Israel, ending trade with the country, and isolating it internationally. President Erdogan described these measures as crucial steps to hold Israel accountable for its actions in the region. The President emphasized that a united stance of D-8 countries is vital for regional stability and for the pursuit of a just and lasting peace in the Middle East. President Erdogan also emphasized that achieving a permanent cease-fire in Gaza has become more important than ever in the short term.

On January 20, 2024, Turkish President Recep Tayyip Erdogan said that international community must ensure that Israel fulfils its responsibilities. President Erdogan underlined that all stages of the Gaza ceasefire deal between Israel and Palestinian group Hamas should be fully implemented and humanitarian aid to the enclave must flow uninterrupted.

Iraq & Syria

On November 1, 2024, Turkish President Recep Tayyip Erdogan held a meeting with Iraqi Prime Minister Mohammed S. Al Sudani of Iraq in Istanbul. President Erdogan stated that terrorist groups pose a security threat to both Türkiye and Iraq and he welcomed Baghdad’s steps against the PKK and assured counterterrorism efforts would serve the peace and stability of both nations.

On December 9, 2024, Turkish Foreign Minister Hakan Fidan stated that Türkiye will never allow terrorist groups to take advantage of the situation in Syria in a phone call with the U.S. Secretary of State Antony Blinken. Minister Fidan stressed the importance of Syria’s territorial integrity and political unity.

On December 22, 2024, Turkish Foreign Minister Hakan Fidan met with the leader of the new Syrian administration, in the capital Damascus. Foreign Minister Hakan Fidan stated in a joint press conference that Türkiye will always stand by Syria and its people, and stressed that Syria’s darkest period is left behind, and better days are ahead. Pointing out that the new administration needs an opportunity and means to implement its plans, the Foreign Minister urged to lift sanctions on the country. Türkiye’s Foreign Minister said that Syria’s territorial integrity is non-negotiable, and reaffirmed that there is no place for the PKK/YPG terror group in the country. Minister Fidan also said that it is absolutely unacceptable to tolerate Israel exploiting the current situation to seize Syria’s territories.

On December 26, 2024, the Turkish National Defense Ministry said that Türkiye sees defense cooperation with the new Syrian administration as an important step in the interest of both countries as well as regional stability. The Ministry reiterated support for the new Syrian administration’s call and efforts for a unified army, as well as Türkiye’s desire to work jointly with the Syrian administration on combating terrorism.

On December 28, 2024, Turkish Foreign Minister Hakan Fidan stated that terrorist group PKK/YPG will not be allowed to take shelter in Syria, in a phone call with the U.S. Secretary of State Antony Blinken. During the call, Minister Fidan stressed the importance of working in cooperation with Syria’s new administration to ensure stability in the country and to complete the transition period in an orderly manner.

On January 26, 2025, Turkish Foreign Minister Hakan Fidan stated that Türkiye’s ultimate expectation from Iraq, which declared the PKK terror group as a “banned organization,” is to recognize it as a terrorist organization, in a joint news conference with his Iraqi counterpart Fuad Hussein in Baghdad. Minister Fidan stated that Türkiye, Iraq and Syria must combine all their means and destroy both ISIS (Daesh) and PKK terror groups.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of January 30, 2025, Türkiye had granted temporary protection to 2,863,472 Syrians.

According to the Republic’s Ministry of the Interior, as of January 29, 2025, 81,576 Syrian refugees in Türkiye have voluntarily returned to Syria since the overthrow of the government of Bashar Al-Assad. On December 20, 2024, Turkish Foreign Minister Hakan Fidan said, “We are trying to work hard to create an environment in Syria where the refugees in Türkiye, as well as in other countries, can feel that voluntarily, safely, they can go back. We cannot dictate them, and we are not going to force them to go back.” He also stated that there might certainly be a significant increase in returns to Syria in the coming period.

Eastern Mediterranean

On December 6, 2024, a statement of Turkish Foreign Ministry criticized the Greek Cypriot Administration’s increased armament activities and warned such actions could undermine regional stability and peace. The ministry said it will continue its efforts to oppose attempts to transform Southern Cyprus into a military base in line with the interests of specific powers. The ministry also called on relevant parties to act with reason and call on international actors to avoid encouraging the Greek Cypriot Administration.

Africa

On October 31, 2024, Turkish President Recep Tayyip Erdogan and Senegalese President Bassirou Diomaye Faye held a joint press conference after their meeting. President Erdogan stated that the trade volume with Senegal is approaching U.S.$500 million and the target is U.S.$1 billion at the first stage.

On December 11, 2024, Turkish President Recep Tayyip Erdogan, Ethiopian Prime Minister Abiy Ahmed and Somali President Hassan Sheikh Mohamud held a press conference in the Turkish capital Ankara to announce Ankara Declaration after Türkiye-mediated peace talks. The leaders of Somalia and Ethiopia reaffirmed their respect and commitment to one another’s sovereignty, unity, independence and territorial integrity, as well as the principles enshrined in international law, the Charter of the United Nations and the Constitutive Act of the African Union. On December 12, 2024, Turkish Foreign Minister Hakan Fidan said that the recent Ethiopia-Somalia agreement brokered by Türkiye was a strong manifestation of its understanding of diplomacy for fair and sustainable solutions.

BRICS

Between October 22-24, 2024, Turkish Recep Tayyip Erdogan and senior officials including Foreign Minister Hakan Fidan attended the 16th BRICS summit which was held in Kazan, Russian Federation. President Erdogan stated that Türkiye is determined to continue dialogue with BRICS.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 15,012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4,687 billion. In the second quarter of 2023, nominal GDP was TL 5,571 billion. In the third quarter of 2023, nominal GDP was TL 7,759 billion. In the fourth quarter of 2023, nominal GDP was TL 8,528 billion. Nominal GDP was approximately TL 26,546 billion in 2023. In the first quarter of 2024, nominal GDP was TL 8,858 billion. In the second quarter of 2024, nominal GDP was TL 9,926 billion. In the third quarter of 2024, nominal GDP was TL 11,893 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of November 29, 2024 for the periods indicated:

GDP by Type of Economic Activity* (in %)		2023 Q1	2023 Q2	2023 Q3	2023 Q4	2024 Q1	2024 Q2	2024 Q3
1.	A- Agriculture, forestry and fishing	2.6	4.3	10.7	5.2	2.4	3.9	10.2
2.	BCDE- Industry	25.3	22.9	21.6	22.8	21.8	19.9	19.0
3.	F- Construction	5.4	6.1	5.2	5.4	6.1	6.5	5.8
4.	GHI- Services	26.9	27.3	26.0	27.3	25.6	26.2	25.3
5.	J- Information and communication	2.3	2.4	2.2	2.9	2.4	2.6	2.4
6.	K- Financial and insurance activities	3.9	3.9	2.8	2.9	3.8	3.7	3.2
7.	L- Real estate activities	4.2	4.3	3.6	3.7	4.8	5.3	5.2
8.	MN- Professional, administrative and support service activities	4.8	5.3	4.7	5.5	5.4	5.5	4.9
9.	OPQ- Public administration, education, human health and social work activities	11.4	10.6	9.9	9.8	13.4	11.9	11.5
10.	RST- Other service activities	2.5	1.9	1.7	2.7	3.0	2.1	1.7
11.	Sectoral total	89.4	89.1	88.5	88.2	88.7	87.7	89.1
12.	Taxes-Subsidies	10.6	10.9	11.5	11.8	11.3	12.3	10.9
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
		(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.5	4.6	6.5	4.6
2024	5.3	2.4	2.1

Source: TURKSTAT

In January 2025, the Republic’s monthly CPI increased by 5.03% and domestic PPI increased by 3.06% compared to the previous month. In January 2025, the Republic’s annual CPI and domestic PPI increased by 42.12% and 27.20%, respectively, as compared to the same month of the previous year.

On January 15, 2025, the Government offered an interest rate of 40.06% for its 574-day TL denominated fixed coupon Government Bond, compared to 40.14% for its 630-day TL denominated fixed coupon Government Bond on January 10, 2024.

On January 15, 2025, the Government offered an interest rate of 32.42% for its 1701-day TL denominated fixed coupon bond issuance compared to 30.75% for its 1750-day TL denominated fixed coupon Government Bond on January 24, 2024.

The industrial production index increased by 1.5% in November 2024 compared to the same month of the previous year.

In November 2024, the seasonally adjusted unemployment rate decreased by 0.1 percentage points to 8.6% as compared to the previous month. In November 2024, the seasonally adjusted employment rate realized as 49.6% with 0.2 percentage point decrease compared to the previous month and the number of employed people decreased by 168,000 to 32.748 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2024	Unemployment Rate (%)	Unemployment
January	9.0	3,200
February	8.7	3,094
March	8.6	3,083
April	8.6	3,075
May	8.5	3,046
June	9.2	3,272
July	8.8	3,157
August	8.6	3,064
September	8.6	3,098
October	8.7	3,156
November	8.6	3,072

Source: TURKSTAT

On December 21, 2024, the 2025 Central Government Budget Law Proposal and the 2023 Central Government Final Accounts Law Proposal were adopted at the General Assembly of the Grand National Assembly of Turkey.

TOURISM

In 2023, the number of foreign visitors visiting the Republic increased by 10.42% to 49,209,180 people compared to the previous year. In November 2024, the number of foreign visitors visiting the Republic increased by 8.25% to 2,733,663 people compared to the same month in 2023. In 2023, tourism income increased by 16.9% and reached U.S.$54,315,542,000 compared to the previous year. In the third quarter of 2024, tourism revenues increased by 3.9% compared to the same period of 2023 and reached U.S.$23,219,751,000.

EMPLOYMENT AND WAGES

In 2023, the total civilian employment was 31.632 million and the labor force participation rate was at 53.3%, which represented a 0.2 percentage point increase compared to the previous year. In November 2024, the seasonally adjusted total civilian employment was 32.748 million and the seasonally adjusted labor force participation rate was at 54.2% with 0.4 percentage point decrease compared to the previous month.

As of December 2024, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 358.97 billion.

As of December 2024, 70.62 % of the Unemployment Insurance Fund was invested in bonds, 27.86% of the assets were held in deposits and 1.52% of the assets were held in Takasbank Money Market.

As of October 2024, there were 382 pension funds offered to the public. As of October 2024, the total net asset value of these funds increased to approximately TL 1,147 billion from approximately TL 682.03 billion in October 2023.

On February 1, 2025, the Presidential Decree No.9488 approving the National Employment Strategy (2025- 2028), prepared by the Ministry of Labor and Social Security, was published in the Official Gazette No.32800. The National Employment Strategy (2025-2028) aims to reduce the unemployment rate to 7.5% and informal employment to 23.4% by 2028. The strategy also seeks to increase the employment rate to 52.5% and female workforce participation to 40.1%. The strategy is built upon four key policy areas, which are promoting green and digital transformation in the labor market, enhancing inclusive employment, strengthening the link between social protection and employment, and developing sustainable employment in rural areas.

On February 4, 2025, President Recep Tayyip Erdoğan an an announced the launch of İŞKUR Youth Programme, which is a new work model where university students can work for a salary. President Erdoğan an said, “We will provide support of TL 5,415 for students who participate in the program for five days a month with a daily payment of TL 1,083, and approximately TL 15,162 for those who participate for 14 days.”

FOREIGN TRADE AND BALANCE OF PAYMENTS

In December 2024, the trade balance posted a deficit of U.S.$8.778 billion, with a 43.9% increase compared with December 2023. In December 2024, total goods imported (c.i.f.), including gold imports increased by U.S.$3.163 billion over the same in December 2023, reaching U.S.$32.221 billion. In December 2024, the import of capital goods, which are used in the production of physical capital, decreased by 6.4% over the same period in 2023; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 11.6% over the same period in 2023; and the import of consumption goods increased by 27.0% over the same period in 2023. In December 2024, total goods exported (f.o.b.), increased by 2.1% to U.S.$23.443 billion, as compared to approximately U.S.$22.958 billion during the same period of 2023. Total exports (f.o.b.) and imports (c.i.f.) for 2023 amounted to U.S.$255.627 billion and U.S.$361.967 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$5.469 billion between January-November 2024. The following table summarizes the balance of payments of Türkiye for the period indicated:

January- November 2024*
in millions of U.S. Dollars
CURRENT ACCOUNT	-5,606
Trade Balance	-50,034
Goods Exports	234,203
Goods Imports	284,237
Services	58,038
Primary Income	-14,026
Secondary Income	416
CAPITAL ACCOUNT	-117
FINANCIAL ACCOUNT	-23,558
Direct Investment: Net acquisition of financial assets	5,762
Direct Investment: Net incurrence of liabilities	9,600
Portfolio Investment: Net acquisition of financial assets	23,410
Portfolio Investment: Net incurrence of liabilities	35,822
Other Investment: Net acquisition of financial assets	17,755
Other Investment: Net incurrence of liabilities	25,063
RESERVE ASSETS	2,050
NET ERRORS AND OMISSIONS	-15,785

*	Analytic Presentation

In November 2024, the volume of crude oil imports decreased by 12.40% compared to November 2023. In November 2024, natural gas imports increased by 30.95% to 5,806.26 million cubic meters compared to 4,433.83 million cubic meters in November 2023. In November 2024, liquefied petroleum gas imports increased by 21.93% to 320,420.59 tons compared to 262,785.65 tons in November 2023.

As of December 2024, total gross international reserves were U.S.$155,156 million (compared to U.S.$140,884 million as of December 2023). As of December 2024, gold reserves were U.S.$64,283 million (compared to U.S.$48,164 million as of December 2023) and the Central Bank gross foreign exchange reserves were U.S.$83,523 million as of December 2024 (compared to U.S.$85,159 million as of December 2023).

As of December 2024, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$48,216 million (compared to approximately U.S.$50,296 million as of December 2023). As of December 2024, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$41,365 million (compared to approximately U.S.$50,841 million as of December 2023).

As of January 31, 2025, the Central Bank held approximately TL 383.17 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on November 8, 2024, the inflation target for 2024 was 5%, with a 2% uncertainty band in both directions. On January 29, 2025, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 35.7067 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2025**
Turkish Lira per U.S. Dollar	35.71
Turkish Lira per euro	37.19
Turkish Lira per 100 Japanese Yen	22.94
Turkish Lira per Currency Basket*	36.45

*	The basket consists of U.S.$0.5 and €0.5.
**	As of January 29, 2025.

Source: Central Bank

As of December 2024, the Central Bank’s international reserve level was approximately U.S.$155.2 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On September 21, 2024, the CBRT announced that it had decided to take the following steps:

•

Reserve requirement ratios for Turkish Lira deposits and the ratio for Turkish Lira-denominated required reserves that should be maintained for foreign currency (FX) deposits were changed as follows. The new ratios were applied as of September 27, 2024.

	Previous Ratio	New Ratio
Short-term TL deposits (1)	12%	15%
Long-term TL deposits (2)	8%	10%
Maintenance of TL for FX deposits	8%	5%

(1)	Turkish Lira deposits/participation funds (excluding deposits/participation funds obtained from banks abroad) – Demand, notice, with maturities up to 1 month and up to (and including) 3 months.

(2)	Turkish Lira deposits/participation funds (excluding deposits/participation funds obtained from banks abroad) with maturities up to 6 months, up to 1 year, 1 year and longer than 1 year.

•	The remuneration of required reserves that should be maintained for Turkish Lira deposits will no longer be conditional on the transition-to-Turkish Lira rate.

•	The maximum commission rate of 5% applied based on the level of transition-to-Turkish Lira rate has been raised to 8%.

On February 4, 2025, the CBRT announced that it had revised the reserve requirement ratios to strengthen the monetary transmission mechanism. Accordingly, among banks’ Turkish lira liabilities with maturities up to one year (including one year), the reserve requirement ratios have been raised from 8% to 12% for:

•	Funds from repo transactions from abroad,

•	Loans obtained from abroad, and

•	Deposits/participation funds from banks abroad.

Between November 5-6, 2024, the 11th Summit of the Organization of Turkic States was held in Bishkek, the capital of Kyrgyzstan. At the summit, the Central Bank of the Republic of Azerbaijan, the National Bank of the Republic of Kazakhstan, the National Bank of the Kyrgyz Republic, the Central Bank of the Republic of Türkiye and the Central Bank of the Republic of Uzbekistan signed a Memorandum of Understanding on the establishment of the Council of Central (National) Banks of the Member States of the Organization of Turkic States.

On November 8, 2024, the Central Bank released the fourth Inflation Report of 2024. In this report, the Central Bank stated that inflation was projected to be 44% at the end of 2024, 21% at the end of 2025, and 12% at the end of 2026.

On November 21, 2024, the Monetary Policy Committee decided to keep the policy rate (the one-week repo auction rate) constant at 50 percent. The Committee stated that the tight monetary stance would be maintained until a significant and sustained decline in the underlying trend of monthly inflation would be observed, and inflation expectations would converge to the projected forecast range.

On November 22, 2024, the Central Bank decided to take the following simplification steps on macroprudential framework:

•

Reserve requirement ratios for TL deposits and the ratio for TL-denominated required reserves that should be maintained for foreign currency (FX) deposits were changed as follows. The reserve requirements according to the new ratios were maintained as of December 6, 2024.

	Previous Ratio	New Ratio
Short-term TL deposits (1)	15%	17%
Maintenance of TL for FX deposits	5%	4%

(1)	Turkish Lira deposits/participation funds (excluding deposits/participation funds obtained from banks abroad) — Demand, notice, with maturities up to 1 month and up to (and including) 3 months.

•	The TL deposit share target for legal persons was abolished.

•	The total target for KKM accounts’ transition to TL and renewals was reduced from 75% to 70%.

On December 5, 2024, the Central Bank decided to reduce the haircut which was applicable to the Open Market Operations, Interbank Money Market and Foreign Exchange Market operations at the Central Bank, for the CPI-indexed GDDS and lease certificates from 80% to 30%.

On December 20, 2024, to support the decline in the KKM account balances, the Central Bank decided to take the following steps:

•	The total target for KKM accounts’ transition to TL and renewals was reduced from 70% to 60%.

•	The minimum interest rate applicable to KKM accounts was reduced from 70% to 50% of the policy rate.

•	The remuneration of reserve requirements maintained for KKM accounts was terminated for new KKM accounts or for those to be renewed.

On December 26, 2024, the Monetary Policy Committee decided to reduce the policy rate (the one-week repo auction rate) from 50% to 47.5%. The Committee also decided to adjust the monetary policy operational framework by setting the Central Bank overnight borrowing and lending rates 150 basis points below and above the one-week repo auction rate, respectively. The Committee stated that the decisiveness regarding tight monetary stance was bringing down the underlying trend of monthly inflation and strengthening the disinflation process through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The Committee also added that increased coordination of fiscal policy would also contribute significantly to this process.

On December 25, 2024, CBRT announced that it will hold eight meetings in 2025 on a preannounced timetable. In addition to this, the CBRT will continue to simplify the macro prudential framework and terminate the KKM account scheme in 2025.

On January 23, 2025, the Monetary Policy Committee has decided to reduce the policy rate (the one-week repo auction rate) from 47.5% to 45%. The Committee stated that the decisiveness regarding tight monetary stance is strengthening the disinflation process through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The Committee also added that increased coordination of fiscal policy will also contribute significantly to this process.

On March 6, 2025, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 19.69% and a relatively low non-performing loan ratio of 1.78% as of December 2024.

As of December 2024, the loan to deposit ratio and return on average assets of the banking sector were 87.22% and 2.33%, respectively.

As of November 22, 2024, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts and other liabilities were between 0% and 33.0% depending on maturity. As of that date, RRRs were

17.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 3 months). As of same date, RRRs were 10.0% for deposits/participation accounts with maturities up to six months (including 6 months) and 1-year, with 1-year or longer maturity. Furthermore, as of same date, the RRRs were 33.0% for KKM accounts up to 6-month maturity (including 6-month), and 22% for KKM accounts up to 1-year, with 1-year or longer maturity.

On December 5, 2024, the BRSA decided that banks and financial leasing, factoring, finance, savings finance and asset management companies would not apply inflation accounting in 2025.

With its decision dated September 26, 2024, the BRSA announced that it decided that the minimum payment amount would be 20% of the term debt for credit cards with a limit of TL 50,000 or less, and 40% of the term debt for credit cards with a limit of over TL 50,000.

With its decision dated October 31, 2024 (published in the Official Gazette dated November 5, 2024), the BRSA granted an operating license to Colendi Bank A.S¸ ., which was granted an establishment license pursuant to the Board’s Decision dated August 3, 2023.

With its decision dated October 31, 2024 (published in the Official Gazette dated November 5, 2024), the BRSA granted an operating license to FUPS Bank A.S¸ ., which was granted an establishment license pursuant to the Board’s Decision dated November 2, 2023.

With its decision dated October 31, 2024 (published in the Official Gazette dated November 5, 2024), the BRSA granted an operating license to Ziraat Dinamik Banka A.S¸ ., which was granted an establishment license pursuant to the Board’s Decision dated March 23, 2023.

With its decision dated December 12, 2024 (published in the Official Gazette dated December 17, 2024), the BRSA allowed Katılımevim Katılım Bankası A.S¸ . to be established as a participation bank.

PUBLIC FINANCE AND BUDGET

From January to December 2024, the Central Government consolidated budget expenditures were approximately TL 10,777.01 billion (compared to approximately TL 6,588.02 billion in the same period in 2023), the Central Government consolidated budget revenues were approximately TL 8,670.87 billion (compared to approximately TL 5,207.57 billion in 2023), the Central Government consolidated budget deficit was approximately TL 2,106.15 billion (compared to a deficit of approximately TL 1,380.45 billion in 2023), and the Central Government consolidated budget primary deficit was approximately TL 836 billion (compared to a deficit of approximately TL 706 billion in 2023).

In December 2024, the Central Government consolidated budget expenditures were approximately TL 1,706.79 billion (compared to approximately TL 1,395.04 billion during the same month of 2023), the Central Government consolidated budget revenues were approximately TL 877.58 billion (compared to approximately TL 547.02 billion during the same month of 2023), the Central Government consolidated budget deficit was approximately TL 829.21 billion (compared to a deficit of approximately TL 848.01 billion during the same month of 2023), and the Central Government consolidated budget primary deficit was approximately TL 753.96 billion (compared to a deficit of approximately TL 805.68 billion during the same month of 2023).

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2022	2023	2024 (January- December Cumulative)	2024 (December)
Budget Expenditures	2,942,748	6,585,456	10,777,009	1,706,788
1-Excluding Interest	2,631,845	5,910,841	9,506,553	1,631,535
Compensation of Employees	615,296	1,324,530	2,665,963	173,923
Social Security Contributions	96,864	185,735	332,157	27,574
Purchase of Goods and Services	257,660	452,855	744,865	148,571
Current Transfers	1,126,363	2,373,641	3,863,599	429,888
Capital Expenditures	276,896	542,997	943,100	218,075
Capital Transfers	48,822	858,059	640,357	568,644
Lending	209,944	173,025	316,513	64,861
2-Interest	310,903	674,615	1,270,455	75,253
Budget Revenues	2,800,088	5,210,488	8,670,863	877,577

Central Government Budget (million TL)	2022	2023	2024 (January- December Cumulative)	2024 (December)
1-General Budget Revenues	2,738,809	5,097,145	8,439,045	844,358
Taxes	2,353,438	4,500,866	7,304,863	707,754
Property Income	104,705	133,092	135,593	15,618
Grants and Aids and Special Revenues	28,000	29,543	175,283	28,742
Interest, Shares and Fines	237,727	408,974	787,914	85,251
Capital Revenues	12,357	17,314	23,665	6,377
Collections from Loans	2,583	7,356	11,727	616
2-Special Budget Institutions	48,430	88,172	187,878	29,619
3-Regularity & Supervisory Institutions	12,849	25,171	43,941	3,600
Budget Balance	-142,660	-1,374,968	-2,106,145	-829,211
Balance Excluding Interest	168,243	-700,353	-835,690	-753,958

Source: Ministry of Treasury and Finance

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$180.8 million in 2023 and approximately U.S.$217.9 million as of January 29, 2025.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$71.82 billion as of January 29, 2025.

DEBT

As of December 2024, the average maturity of the Republic’s domestic cash borrowing was 47.9 months, as compared to 65.1 months as of December 2023. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 38.61% as of December 2024, compared to 20.77% as of December 2023.

The total gross outstanding external debt of the Republic was approximately U.S.$525,800 million (at then- current exchange rates) at the end of the third quarter of 2024.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2023 Q1	2023 Q2	2023 Q3	2023 Q4	2024 Q1	2024 Q2	2024 Q3
GROSS EXTERNAL DEBT	472,827	474,678	478,925	499,008	501,651	512,779	525,800
SHORT-TERM	161,111	165,424	168,679	176,114	174,408	179,174	177,860
Public Sector	33,341	31,083	31,857	34,473	37,680	38,310	39,576
Central Bank	39,321	46,234	45,714	46,360	46,158	44,691	38,372
Private Sector	88,449	88,107	91,108	95,281	90,570	96,173	99,912
LONG-TERM	311,716	309,254	310,246	322,894	327,243	333,605	347,940
Public Sector	162,942	163,213	161,943	167,237	170,030	173,439	181,232
Central Bank	0	0	0	0	0	0	0
Private Sector	148,774	146,041	148,303	155,657	157,212	160,166	166,708

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 25.6% in the third quarter of 2024. The Republic also maintains a large cash balance to cover its financing needs. As of January 29, 2025, the Republic’s cash account with CBRT was approximately TL 598.6 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2025, the Republic’s primary pillars of borrowing strategies are:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2018	2019	2020	2021	2022	2023	2024
Nominal GDP (in billions of TL)	3,761	4,318	5,049	7,256	15,012	26,546	11,893	**
Real GDP Growth (%)	3.0	0.8	1.9	11.4	5.5	5.1	2.1	**
Unemployment (%)	11.0	13.7	13.1	12.0	10.4	9.4	8.6	***
Consumer Price Index (%)	20.30	11.84	14.60	36.08	64.27	64.77	42.12	*****
Domestic Producer Price Index (%)	33.64	7.36	25.15	79.89	97.72	44.22	27.20	*****
Current Account Balance (in millions of U.S.$)	-14,604	15,013	-31,085	-6,433	-46,638	-40,442	-2,871	***
Central Government External Debt Stock (in millions of U.S.$)	91,245	96,443	102,317	109,732	113,715	119,607	121,603	****
Public Sector Borrowing Requirement/ GDP (%)	2.5	3.2	3.9	2.5	2.4	5.6	4.9	*

*	2025-2027 Medium Term Program.
**	As of Q3 2024.
***	As of November 2024. Unemployment data for November 2024 is seasonally adjusted.
****	As of December 2024.
*****	As of January 2025.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From November 12, 2024 to February 3, 2025, the Istanbul Stock Exchange National 100 Index increased by 5.93%.